UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                             U.S. TECHNOLOGIES INC.
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                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91272D309
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                                 (CUSIP Number)

                                C. Gregory Earls
                                USV Partners, LLC
                          2001 Pennsylvania Avenue, NW
                                    Suite 675
                             Washington, D.C. 20006
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

                                  SCHEDULE 13D

CUSIP No.     91272D309                                      Page 2 of 5 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           USV Partners, LLC

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [X]
                                                                       (b) [ ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                            7          SOLE VOTING POWER

                                       16,151,273

         NUMBER OF          8          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                    3,000,000
         OWNED BY
           EACH             9          SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                       16,151,273
           WITH
                           10          SHARED DISPOSITIVE POWER

                                       3,000,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,151,273

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.2%

14         TYPE OF REPORTING PERSON (See instructions)

           OO (limited liability company)
--------------------------------------------------------------------------------

CUSIP No. 91272D309                                           Page 3 of 5 Pages
--------------------------------------------------------------------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           C.  Gregory Earls

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a) [X]
                                                                     (b) [ ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION


                            7          SOLE VOTING POWER

                                       16,151,273

         NUMBER OF          8          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                    3,000,000
         OWNED BY
           EACH             9          SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                       16,151,273
           WITH
                           10          SHARED DISPOSITIVE POWER

                                       3,000,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,151,273

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.2%

14         TYPE OF REPORTING PERSON (See instructions)

           IN

SCHEDULE 13D (Continued)                                     Page 4 of 5 Pages
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     This  Amendment  No. 3 on Schedule 13D is filed on behalf of USV  Partners,
LLC and C. Gregory Earls to report USV Partners, LLC's consummation of its acquisition of certain shares of U.S. Technologies Inc. (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.

     This Item is amended by adding the following information with respect to the source of the funds for the consummation of the purchase described in Item 5 below.

     The Earls Family Limited Partnership made a contribution of approximately $400,000 to USV Partners, LLC, which allowed USV Partners, LLC to complete the payment of the US$5,000,000 purchase price to Issuer. The Earls Family Limited Partnership is a member of USV Partners, LLP, and is controlled by C. Gregory Earls, who is the sole member of USV Management LLC, which, in turn, is the manager of USV Partners, LLC. The Earls Family Limited Partnership funded its contribution with a loan from C. Gregory Earls.

Item 5.  Interest in Securities of the Issuer.

     (a), (b), (c) USV Partners, LLC owns 6,366,152 shares of common stock par value $0.02 of Issuer ("Common Stock"). Pursuant to the Investment Agreement previously filed with the initial filing of Schedule 13D (the "Investment
Agreement"), USV Partners, LLC has purchased (i) 500,000 shares of Preferred Stock and (ii) Warrants to purchase 500,000 shares of Common Stock. On May 11, 1999, USV Partners, LLC made the final payment to Issuer in connection with the $400,000 amount outstanding on the $5,000,000 purchase price under the Investment Agreement. The Earls Family Limited Partnership contributed the outstanding portion of the purchase price to USV Partners, LLC, and USV Partners, LLC paid such amount to Issuer. As a result of such payment by USV Partners, LLC, USV Partners, LLC owns 500,000 shares of Preferred Stock and 500,000 Warrants.

     USV Partners, LLC has the right to convert its shares of Preferred Stock to Common Stock and exercise its Warrants to purchase Common Stock. Each share of Preferred Stock is convertible into approximately 24.39 shares of Common Stock (subject to adjustment), and each Warrant is exercisable for one share of Common Stock at a price of $1.00 per share. If the Preferred Stock and the Warrants were exercised in full, USV Partners, LLC would directly own and would have sole power to vote or dispose of 16,061,273 shares of Common Stock (12,695,121 shares upon conversion, plus the 3,366,152 shares of Common Stock that it previously purchased as reported in Amendment No. 1 to this Schedule 13D filed with the SEC on February 22, 1999).

     Additionally, Equitable Production Funding, Inc. has purchased 100,000 shares of Common Stock in a period ranging from November 19, 1998 to May 4, 1999 at prices ranging from $0.30 to $0.52 in open market transactions. Equitable Production Funding, Inc. donated 10,000 of such shares on May 4, 1999 in a private transaction. By virtue of his ownership of shares of Equitable Production Funding Inc., C. Gregory Earls (the sole member of the manager of USV Partners, LLC) beneficially owns 90,000 shares of Common Stock.

     Pursuant to the Stock Pledge Agreement attached as Exhibit A to Amendment No. 2 of this Schedule 13D, filed with the SEC on April 12, 1999 (the "Stock Pledge Agreement"), the Issuer has the power to vote 3,000,000 shares held by USV Partners, LLC that are subject to the Stock Pledge Agreement. Thus, USV Partners, LLC may be deemed to share dispositive and voting power with the Issuer for the 3,000,000 shares of Common Stock subject to the Stock Pledge Agreement.

     Based on the foregoing, USV Partners, LLC and C. Gregory Earls beneficially own, in the aggregate, 19,151,273 shares representing 46.2% of the Issuer, based on the number of shares outstanding as set forth in the Issuer's report on Form 10-Q for the quarter ended March 31, 1999.

     (d), (e) Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit A         Joint Filing Agreement

SCHEDULE 13D (Continued)                                      Page 5 of 5 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.


Dated:   May 21, 1999

                                        USV PARTNERS, LLC
                                        ---------------------
                                        By:  USV Management, LLC, its Manager



                                        /s/ C. Gregory Earls
                                         By:    C. Gregory Earls
                                         Title:  Sole Member



                                        /s/ C. Gregory Earls
                                        --------------------
                                           C. Gregory Earls

                                   EXHIBIT A

                         JOINT FILING AGREEMENT BETWEEN
                     C. GREGORY EARLS AND USV PARTNERS, LLC


     WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or any amendments thereto is filed on behalf of each of them;

     NOW, THEREFORE, the parties hereto agree as follows:

     C. Gregory Earls and USV Partners, LLC do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file an amended Schedule 13D and all subsequent amendments relating to their ownership of the Common Stock, par value $0.02 of U.S. Technologies, Inc., and do hereby further agree that said Amendment and all subsequent amendments shall be filed on behalf of each of them.

Dated:  May 21, 1999

                                  By:      /s/ C. Gregory Earls
                                           --------------------
                                              C. Gregory Earls





                                  USV PARTNERS, LLC

                                  By:      USV Management, LLC, its Manager



                                  /s/ C. Gregory Earls
                                  --------------------------
                                  By:      C. Gregory Earls
                                  Title:   Sole Member